EXHIBIT 99.1

UMEWORLD, LIMITED

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited)

(All amounts in US Dollars)

	June 30,	September 30,
	2015	2014
CURRENT ASSETS	(Unaudited)	(Audited)
Cash and Cash Equivalents	$481,133	$845,084
Accounts Receivable	462	440
Deposit	9,748	10,286
Prepayment	11,260	1,428
TOTAL CURRENT ASSETS	502,603	857,238
NON-CURRENT ASSETS
Property, plant and equipment, net	12,239	15,706
Loan Receivables	0	1,016
Deferred Charges	456,713	496,166
TOTAL NON-CURRENT ASSETS	468,952	512,888
TOTAL ASSETS	971,555	1,370,126
CURRENT LIABILITIES
Accounts Payable and Accrued Liabilities	540,887	490,433
Unearned Revenue	411,904	407,580
TOTAL CURRENT LIABILITIES	952,791	898,013
NON-CURRENT LIABILITIES
Notes Payable	1,515,961	1,328,516
TOTAL LIABILITIES	2,468,752	2,226,529

STOCKHOLDERS’ DEFICIENCY
Common Stock: $ 0.0001 par value,
Authorized: 250,000,000 shares; Issued and outstanding
September 30, 2014; June 30, 2015 - 89,036,000	8,904	8,904
Additional paid-in capital	25,069,189	24,727,453
Deficit	(26,773,159)	(25,777,160)
Accumulated Other Comprehensive Loss	(1,579)	(2,980)
Non-controlling Interest	199,448	187,380
TOTAL STOCKHOLDERS’ EQUITY/ (DEFICIENCY)	(1,497,197)	(856,403)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY/DEFICIENCY	$971,555	$1,370,126

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UMEWORLD, LIMITED

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended June 30, 2015	3 months ended June 30, 2014	9 months ended June 30, 2015	9 months ended June 30, 2014
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$0	$0	$0	$0
General and Administrative Expenses	222,118	265,202	551,325	791,763
Depreciation	1,211	1,197	3,615	3,607
Stock-based compensation	220,058	2,639,937	341,736	2,639,937
Gain/(Loss) from Operations	(443,387)	(2,906,336)	(896,676)	(3,435,307)
OTHER INCOME
Other Income	0	1	0	13,362
Interest Income,	15	42	119	315
OTHER EXPENSES
Interest Expense, net	(31,378)	(23,928)	(87,724)	(69,665)
Gain/(Loss) before Income Taxes	(474,750)	(2,930,221)	(984,281)	(3,491,295)
Income Tax	-	-	-	-
Net Gain/(Loss)	(474,750)	(2,930,221)	(984,281)	(3,491,295)
Net Income/(Loss) attributable to Non-controlling interests	(3,907)	(3,907)	(11,718)	(11,717)
Net Gain/(Loss) attributable to UMeWorld Stockholders	(478,657)	(2,934,128)	(995,999)	(3,503,012)
Comprehensive Loss
Net Gain/(Loss)	(478,657)	(2,934,128)	(995,999)	(3,503,012)
Translation Adjustment	(325)	690	(1,751)	737
Comprehensive Gain/(Loss)	(478,982)	(2,933,438)	(997,750)	(3,502,275)
Less: Comprehensive Loss Attributable to Non-Controlling Interests	(65)	(157)	(350)	(147)
Comprehensive Gain/(Loss) Attributable to UMeWorld Stockholders	(479,047)	(2,933,595)	(998,100)	(3,502,422)
Per Share Data
Net Loss Per Share, basic and diluted	$(0.0054)	$(0.0329)	$(0.0112)	$(0.0393)
Weighted Average Number of Common Shares Outstanding	89,036,000	89,036,000	89,036,000	89,036,000

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UMEWORLD, LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIENCY

(UNAUDITED)

(All amounts in US Dollars)

	Common Stock		Additional	Accumulated Other Com-		Total UMeWorld	Non-
	Number of		Paid in	prehensive		Stockholders’	controlling	Total Gain/
	Shares	Amount	Capital	Loss	(Deficiency)	Deficiency	Interest	(Deficiency)

Balance as of September 30, 2013 (Audit)	89,036,000	$8,904	$22,043,516	$(2,041)	$(21,904,789)	$145,590	$171,991	$317,581
Options Issued			2,652,990			2,652,990		2,652,990
Warrant Issued			39,969			39,969		39,969
Foreign Currency Translation				(939)		(939)	(235)	(1,174)
Non-controlling interest							15,624	15,624
Net Loss for the period					(3,872,371)	(3,872,371)		(3,872,371)
Adjustment to Redomicile to BVI			(9,022)			(9,022)		(9,022)
Balance as of September 30, 2014 (Audit)	89,036,000	$8,904	$24,727,453	$(2,980)	$(25,777,160)	$(1,043,783)	$187,380	$(856,403)
Warrant Issued			341,736			341,736		341,736
Foreign Currency Translation				1,401		1,401	350	1,751
Non-controlling interest							11,718	11,718
Net Gain/(Loss) for the period					(995,999)	(995,999)		(995,999)
Balance as of June 30, 2015	89,036,000	$8,904	$25,069,189	$(1,579)	$(26,773,159)	$(1,696,645)	$199,448	$(1,497,197)

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UMEWORLD, LIMITED

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(All amounts in US Dollars)

	3 months ended June 30, 2015 (Unaudited)	3 months ended June 30, 2014 (Unaudited)	9 months ended June 30, 2015 (Unaudited)	9 months ended June 30, 2014 (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Gain/(Loss)	$(474,750)	$(2,930,221)	$(984,281)	$(3,491,295)
Noncash item:
Non-Controlling Interest	3,972	4,087	12,068	11,864
Adjustments to reconcile net income/(loss) to net cash used in operating activities:
Depreciation and amortization	1,211	1,197	3,615	3,607
Stock based compensation	220,058	2,639,937	341,736	2,639,937
Changes in assets and liabilities:
Decrease/(Increase) in Prepayment	(9,838)	354	(9,832)	851
Decrease/(Increase) in Deferred	13,338	14,812	39,453	47,721
Decrease/(Increase) in Accounts Receivable	(66)	9,877	(22)	152,466
Decrease/(Increase) in Loans Receivable	1,015	0	1,016	(201,016)
(Decrease)/Increase in Accounts Payable and Accrued Liabilities	8,279	96,034	50,454	156,575
(Decrease)/Increase in Accrued Interest on Notes Payable	39,688	47,020	48,290	58,811
Decrease/(Increase) in Deposit	18	(342)	538	(364)

NET CASH PROVIDED BY/USED IN OPERATING ACTIVITIES	(197,075)	(117,245)	(496,965)	(620,843)

CASH FLOWS FROM INVESTING ACTIVITIES
(Purchase) / Sold of Machinery and Equipment	0	0	0	0
NET CASH PROVIDED BY INVESTING ACTIVITIES	0	0	0	0

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid-In Capital	0	0	0	0
Issuance / (cancellation) of Common Stock	0	0	0	0
Issuance (repayment) of Notes Payable, net	44,105	62,692	139,155	275,876
NET CASH PROVIDED BY FINANCING ACTIVITIES	44,105	62,692	139,155	275,876
Effect of exchange rate changes on cash and cash equivalents	66,091	8,547	(6,141)	(11,114)
NET (DECREASE)/INCREASE IN CASH	(86,879)	(46,006)	(363,951)	(356,081)

CASH, and cash equivalents, beginning of period	568,012	939,909	845,084	1,249,984

CASH, and cash equivalents, end of period	$481,133	$893,903	$481,133	$893,903

SUPPLEMENTARY INFORMATION
Taxes Paid	$0	$0	$0	$0
Interest Paid	$0	$0	$0	$0

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